As Filed Pursuant to Rule 424(b)(5)

Registration No. 333-279123

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 21, 2024 and the Prospectus Supplements dated May 21, 2024, April 18, 2025, and June 2, 2025)

Up to $18,330,000

Common Stock

This prospectus supplement (this “Prospectus Supplement”) amends and supplements certain information in the prospectus, dated May 21, 2024, filed with the Securities and Exchange Commission (the “SEC”) as part of our registration statement on Form S-3 (333-279123), as supplemented by our prospectus supplement, dated May 21, 2024, as further supplemented by the prospectus supplements dated April 18, 2025 and June 2, 2025 (collectively with this Prospectus Supplement, the “ATM Prospectus”), relating to the offer and sale of shares of our common stock, par value $0.01 per share (“Common Stock”), from time to time pursuant to the terms of the certain ATM Sales Agreement, dated May 3, 2024 (the “Agreement”), we entered into with H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent. During the twelve calendar months prior to, and including, the date hereof, we have sold an aggregate of 139,680 shares of our Common Stock, as adjusted to reflect the one-for-fifteen reverse stock split effected on September 29, 2025, for aggregate gross proceeds of approximately $1,872,333 through Wainwright under the Agreement. This Prospectus Supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus, and any future amendments or supplements thereto.

As of a date within 60 days of this Prospectus Supplement, the aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $62,257,699, which was calculated based on 3,458,934 shares of our outstanding Common Stock held by non-affiliates and a price of $17.9991 per share, the closing price of our Common Stock on September 29, 2025, which is the highest closing sale price of our Common Stock on the Nasdaq Capital Market within the prior 60 days. As of the date of this Prospectus Supplement, we have sold securities with an aggregate market value of approximately $2,417,337 pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to, and including, the date of this Prospectus Supplement. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in public primary offerings on Form S-3 with a value exceeding one-third of our public float (as defined by General Instruction I.B.6) in any 12-calendar month period so long as our public float remains below $75.0 million.

We are filing this Prospectus Supplement to amend the ATM Prospectus to update the maximum amount of shares that we are eligible to sell from and after the date hereof, and to specify the value of Common Stock we would be permitted to sell in any 12-calendar month period under General Instruction I.B.6. We may currently only offer and sell shares of our Common Stock having an aggregate offering price of up to $18,330,000 pursuant to this Prospectus Supplement in accordance with the terms of the Agreement, and as a result of the limitations set forth in General Instruction I.B.6. However, in the event that our public float increases or decreases, we may sell securities in public primary offerings on Form S-3 with a value up to one-third of our public float, in each case calculated pursuant to General Instruction I.B.6 and subject to the terms of the Agreement. In the event that our public float increases above $75.0 million, we will no longer be subject to the limits in General Instruction I.B.6 of Form S-3. If our public float increases such that we may sell additional amounts under the Agreement and the registration statement of which this Prospectus Supplement and the ATM Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

On October 28, 2025, the Company held approximately 5.49 billion Aethir tokens (“ATH”), with a market value of approximately $159.2 million, based on a price of $0.0290 per ATH, the price reported on the Coinbase exchange as of 4:00 p.m. ET on such date.

Our Common Stock trades on the Nasdaq Capital Market (“Nasdaq”) under the symbol “POAI.” On October 28, 2025, the last reported sale price of our Common Stock on Nasdaq was $9.69 per share.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE S-9 OF THE ATM PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this Prospectus Supplement is October 29, 2025.